March 27, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Linda Cvrkel, Branch Chief

	Re:	AeroVironment, Inc.
Form 10-K for the fiscal year ended April 30, 2013
Filed June 26, 2013
Form 10-Q for the fiscal quarter ended October 26, 2013
Filed November 27, 2013
File No. 001-33261

AeroVironment, Inc. (the “Company”) hereby responds to the comment letter dated March 14, 2014, related to the above-referenced filings, as follows. Each SEC staff comment is repeated for reference, followed by the Company’s response.

Form 10-K for the fiscal year ended April 30, 2013

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates, page 53

Revenue Recognition, page 53

1.        We note your disclosure that during the fiscal years ended April 30, 2013, 2012 and 2011, changes in accounting estimates on fixed-price contracts recognized using the percentage of completion method of accounting were not material to your consolidated financial statements or your two reporting segments’ measure of profit. In light of the fact that there may be significant favorable and significant unfavorable adjustments that net to a lesser amount, we believe that your disclosure in MD&A should be revised to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. Also, your analysis of the underlying reasons for the changes in estimates should be related to each of the significant gross favorable and unfavorable adjustments. Please revise accordingly.

RESPONSE:

In future filings, beginning with the Company’s Form 10-K for the fiscal year ending April 30, 2014 (the “2014 Form 10-K”), the Company will include the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented, as well as the analysis of the underlying reasons for the changes in estimates related to each of the significant gross favorable and unfavorable adjustments.

Financial Statements, page 62

Notes to the Consolidated Financial Statements, page 69

3. Fair Value Measurements, page 80

2.        We note from the income statement that you recognized $6.2 million of income from the change in fair value related to the embedded conversion option of the convertible bonds purchased in 2013 and disclosed in Note 2. We also note from your disclosure in Note 15, that these bonds experienced a decline in fair value subsequent to April 30, 2013. Please tell us, and revise to disclose further details on your valuation methodology for the derivative associated with the convertible bonds. Your disclosure on page 80 indicates that you use a binomial model; however, the inputs were not disclosed in detail. Given the significance of the $6.2 million gain on the conversion option with regard to your fiscal 2013 net income, please provide us with the detailed assumptions used in your valuation of the conversion option at April 30, 2013. Your response and revised disclosure should discuss your original cost of the bonds, valuation of the conversion option at the date you acquired the bonds and the factors that contributed to the significant gain of $6.2 million recognized during your fiscal year ended April 30, 2013. Please also explain to us why the bonds experienced a decline in fair value subsequent to April 30, 2013.

RESPONSE:

In future filings, beginning with the 2014 Form 10-K, the Company will include the original cost of the bonds, valuation of the conversion option on the date the bonds were acquired and the factors that contributed to the amounts recorded in the income statement for the years presented, which are described below.

At April 30, 2013, the inputs for the binomial model were as follows: strike price of 10 SEK, stock price of 29.7 SEK, contractual term of 4.7 years, volatility of 45% and a risk-free rate of 1.12%.  The original cost of the two convertible bonds was approximately $3.0 million.  The fair value of the two convertible bonds when they were acquired on February 8, 2013, was approximately $7.6 million, of which $2.9 million related to the debt components and $4.7 million related to the two conversion options.  The fair value of the two convertible bonds at April 30, 2013, was approximately $9.1 million, of which $2.9 million related to the debt components and $6.2 million related to the two conversion options.  The primary reason for the gain of $6.2 million recognized in the income statement during the fiscal year ended April 30, 2013 was the difference between the strike price of 10 SEK compared to the value of the underlying stock of 29.7 SEK.

As reported in Note 15, based on the closing stock price on June 18, 2013, the most recent practicable date prior to the filing of the 2013 Form 10-K, the fair value of the two convertible bonds held by the Company was $6.4 million as compared to a fair value of $9.1 million at April 30, 2013. The decrease in fair value of the two convertible bonds was primarily due to a reduction of the underlying stock price from 29.7 SEK on April 30, 2013 compared to 20.50 SEK on June 18, 2013.

14. Quarterly Results of Operations (Unaudited), page 90

3.        We note fluctuations in your quarterly revenues, gross margin, and net income. Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

RESPONSE:

In future filings, the Company will include a footnote to the table (or cross-reference the appropriate section) within the disclosure for each unusual or infrequently occurring item that impacted the quarterly results for the various periods presented. Specifically, in the 2014 Form 10-K, the Company will include footnotes (or cross-reference the appropriate section) on the costs associated with the reorganizational realignments and workforce reductions that occurred during the first and second fiscal quarters of the fiscal year ending April 30, 2014.

Form 10-Q for the fiscal quarter ended October 26, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 15

Six Months Ended October 26, 2013 Compared to Six Months Ended October 27, 2012, page 17

4.        We note changes in your cost of sales related to your “organizational realignment.” Please tell us, and revise the notes to your financial statements to disclose the nature of such activities and include the disclosures required by ASC 420-10-50 as necessary.

RESPONSE:

In future filings, beginning with the 2014 Form 10-K, the Company will include the disclosures required by ASC 420-10-50, which are described below.

On May 29, 2013 and September 26, 2013, the Company implemented two separate and unrelated organizational realignments and workforce reductions in its Unmanned Aircraft Systems (UAS) and Efficient Energy Systems (EES) business segments.

The purpose of the organizational realignment and workforce reduction on May 29, 2013, within the Company’s UAS and EES business segments, was to enhance the Company’s focus on new product introductions and the adoption of new solutions designed to support the Company’s long-term growth plans.  The workforce reduction was necessitated by continuing delays in U.S. government procurements from the Company’s UAS business segment and delays in the growth of plug-in electric vehicle adoption and associated recharging solution sales in the Company’s EES business segment.  The cost of the organizational realignment and workforce reduction was approximately $1.1 million, consisting primarily of severance payments.  The Company recorded this charge in its fiscal first quarter ended July 27, 2013.  Of the $1.1 million recorded during the first quarter, approximately $1.0 million was recorded in cost of sales and approximately $100,000 was recorded in selling, general and administrative (SG&A) costs.  Of the approximately $1.0 million recorded in cost of sales, approximately $700,000 related to UAS and approximately $300,000 related to EES.  The Company does not report SG&A costs by segment as the Company’s Chief Operating Decision Maker only reviews the revenue and gross margin results for each of these segments when making resource allocation decisions.

The purpose of the organizational realignment and workforce reduction on September 26, 2013, within the Company’s UAS business segment, was to address shifts in the UAS segment’s business mix and align the skills within UAS more closely with market requirements to support ongoing programs and emerging growth opportunities.  The cost of the organizational realignment and workforce reduction was approximately $700,000, consisting primarily of severance payments recorded in cost of sales.  The Company recorded this charge in its fiscal second quarter ended October 26, 2013.

5.        We note that in the six months ended October 26, 2013, cost of sales significantly increased as a percentage of revenue and gross margins decreased as a percentage of revenue, when compared to the six month period ended October 27, 2012. In light of this significant change in cost of sales and gross margin, we believe that you should revise your discussion in MD&A to expand and enhance your discussion of cost of sales with regards to both product and services sales. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

RESPONSE:

In future filings, beginning with the 2014 Form 10-K, the Company will expand and enhance the discussion of cost of sales with regards to both product and services sales. The Company will quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, the Company will include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations.

6.        Additionally, please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. As part of your response, please provide us with a copy of your intended revised disclosures.

RESPONSE:

In future filings, beginning with the 2014 Form 10-K, the Company will expand and enhance the impacts and the underlying reasons for material variances in components of cost of sales that offset each other. Below is the revised intended disclosure using the six month period ended October 26, 2013, as an example.

Cost of Sales. Cost of sales for the six months ended October 26, 2013 was $72.6 million, as compared to $83.8 million for the six months ended October 27, 2012, representing a decrease of $11.2 million, or 13%.  As a percentage of revenue, cost of sales increased from 60% to 67%.  The decrease in cost of sales was a result of lower cost of services of $15.2 million, due to a reduction of logistic services and lower customer-funded R&D work as new products transitioned into low-rate production, offset by higher product cost of sales of $3.9 million, due to a higher mix of lower margin product deliveries and transition costs related to new products entering low-rate production.  UAS cost of sales decreased $8.2 million, or 12%, to $59.9 million for the six months ended October 26, 2013, primarily due to lower sales volume.  As a percentage of revenue, cost of sales for UAS increased from 60% to 66% due to lower absorption of manufacturing and engineering overhead support costs, which included severance costs associated with our organizational realignment and transition costs as the Switchblade program enters low-rate production.  EES cost of sales decreased $3.1 million, or 20%, to $12.7 million for the six months ended October 26, 2013.  As a percentage of revenue, cost of sales for EES increased from 64% to 72%, primarily due to lower absorption of manufacturing and engineering overhead support costs, which included severance costs associated with our organizational realignment.

Form 8-K filed October 4, 2013

7.        We note that your reconciliation of EBITDA as included in Appendix A of exhibit 99.1, reconciles EBITDA to income from operations. In this regard, please revise to reconcile EBITDA to net income, which we believe is the most comparable GAAP measure. Refer to Question 103.02 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures issued July 8, 2011.

RESPONSE:

In future filings, the Company will reconcile any non-GAAP financial measures presented to the most comparable GAAP measure, including reconciling EBITDA to net income.

The Company hereby acknowledges the following:

•               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact the undersigned at (626) 357-9983 x252 or, in my absence, Doug Scott, Senior Vice President and General Counsel of the Company, at (626) 357-9983 x2694.

Sincerely,

/s/ Jikun Kim
Jikun Kim
Senior Vice President and Chief Financial Officer

cc:
Brian Ring, Ernst & Young LLP